Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, NY 10004-1980 Tel: 212.859.8000 Fax: 212.859.4000 www.friedfrank.com

September 6, 2013

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          Media General, Inc.

Registration Statement on Form S-4

Filed July 19, 2013

File No. 333-190051

Dear Mr. Spirgel:

Set forth below are responses of Media General, Inc. (“Media General”, “we”, “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 30, 2013 (the “Comment Letter”), with respect to Amendment No. 1 to Media General’s Registration Statement on Form S-4 filed with the Commission on August 23, 2013, File No. 333-190051 (the “Registration Statement”). Each response below has been prepared and is being provided by Media General, which has authorized Fried, Frank, Harris, Shriver & Jacobson LLP (“Fried Frank”) to respond to the Staff’s comments on its behalf. On behalf of Media General, we hereby submit to the Commission Amendment No. 2 to the Registration Statement (“Amendment No. 2”).

This letter contains responses to all comments included in the Comment Letter, except for Comment #12, relating to variable interest entities of Young.  As previously discussed with the Staff, Media General intends to respond to Comment #12 by separate letter, which Media General will submit to the Staff shortly.

For the Staff’s convenience, each response is prefaced by the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the page numbers and captions in Amendment No. 2 unless indicated otherwise.

General

1.	We note your response to comment 2 but are unable to agree. Please identify the amendments to Section B(2)(b) and Section B(2) as separate matters.

Response:

The disclosure in Amendment No. 2, including on pages 2, 3 and 42-48 of Amendment No. 2, has been revised in response to the Staff’s comment.

2.	We note your response to comment 12 and revised disclosure on page 58. Please also address whether Stephens’ report is also summarized in the disclosure.

Response:

The disclosure appearing on page 58 of Amendment No. 2 has been revised in response to the Staff’s comment.

New York ● Washington ● London ● Paris ● Frankfurt ● Hong Kong ● Shanghai Fried, Frank, Harris, Shriver & Jacobson LLP is a Delaware Limited Liability Partnership

Fried, Frank, Harris, Shriver & Jacobson LLP

September 6, 2013

Proposal No. 2 – Amendment Proposal, page 47

3.

You state that the amendment to Medial General’s Articles of Incorporation “is intended to clarify that only the holders of shares of Class B Common Stock of Media General are entitled to vote on the plan of merger implementing the reclassification and the related amendments to the Articles of Incorporation of Media General being effected in connection with the reclassification merger.” Please summarize the amendments to Media General’s articles of incorporation being effected in connection with the reclassification merger that are materially different from Media General’s current articles of incorporation and from Media General’s articles of incorporation as amended under this proposal number 2.

Response:

The disclosure appearing on pages 47 and 48 of Amendment No. 2 has been revised in response to the Staff’s comment.

Opinion of RBC Capital Markets, LLC, Media General’s Financial Advisor, page 63

4.

We note your response to comment 13 and revised disclosure on page 66. However, we reissue the comment. For each Implied Exchange Ratio, please clarify how you calculated the various ratios comprising the ranges and what they are designed to demonstrate. In this regard, for each analysis, please highlight for shareholders how the implied equity values were used to derive pro forma equity ownership percentages which, in turn, were used to derive pro forma implied exchange ratios.

Response:

The disclosure appearing on pages 68 and 69 of Amendment No. 2 has been revised in response to the Staff’s comment.

5.	We note your response to comment 16 and revised disclosure on page 68. Please further detail the reasons for applying the same ranges to Young. Your current disclosure is too general.

Response:

The disclosure appearing on page 68 of Amendment No. 2 has been revised in response to the Staff’s comment.

6.

We note your response to comment 19 and revised disclosure on page 69. However, we reissue this comment. Please further expand your disclosure to show how the metrics and relative contributions were used to derive an implied overall contribution percentage reference range and an implied exchange ratio reference range.

The disclosure appearing on page 69 of Amendment No. 2 has been revised in response to the Staff’s comment.

Fried, Frank, Harris, Shriver & Jacobson LLP

September 6, 2013

Accounting Treatment of the Transaction, page 92

7.

We note that you will issue Voting Common Stock and Non-Voting Common Stock convertible into shares of Voting Common Stock. Please expand your disclosure of the transaction in the notes to your pro forma financial information to show the classes of equity before and after the transaction is completed. Please also expand your disclosure on page 129, regarding post-transaction pro forma security ownership, to address the Non-Voting Common Stock.

Response:

The disclosure on pages 126, 128 and 129 of Amendment No. 2 has been revised in response to the Staff’s comment.

8.	We have considered your response to our prior comment number 20 in your letter dated August 21, 2013. Please address each of the following:

●

You indicate in your response that the relative voting rights of the combined entity after the business combination is not determinative because [a] the share ownership is driven almost entirely by Media General’s level of debt and [b] a significant percentage of the combined shares that will be issued to Young shareholders will be resold to the public in a relatively short period of time after the closing of the transaction. Please explain why these factors are relevant to your analysis of the relative voting rights to determine the accounting acquirer under ASC 805-10-55-12(a).

●

We note that Berkshire Hathaway, a holder of 17% of Media General’s outstanding shares of Class A Common Stock is expected to receive non-voting shares in the transaction. Please tell us the extent to which you identified shareholders or shareholder groups that are expected to elect to receive non-voting shares. Please clarify why a shareholder would elect to receive non-voting shares and if there are shareholder circumstances which would decrease the probability of those shareholders electing to convert to voting shares. Finally, tell us whether or not these qualitative factors were considered in your analysis of relative voting rights to determine the accounting acquirer under ASC 805-10-55-12(a).

●

You indicate in your response that the composition of the Media General Board of Directors after the business combination is viewed as neutral. Please expand your analysis to address the concentration of large minority shareholders after the business combination. Please also explain why an expectation of future resales of common shares of former Young shareholders is relevant to your analysis of the composition of the Board of Directors after the business combination to determine the accounting acquirer under ASC 805-10-55-12(c).

●

We note your conclusion that the relative size of Media General as compared to Young suggests that Media General is the accounting acquirer. You indicate that Media General had a higher level of debt prior to the transaction than Young. Please expand your analysis to also address the financing of each entity in your analysis of the relative size factor.

Fried, Frank, Harris, Shriver & Jacobson LLP

September 6, 2013

Absent additional information and analysis, we are currently not in a position to agree with your conclusion that Media General is the accounting acquirer.

Response:

Media General appreciates the opportunity to provide the following additional information and analysis related to our determination that Media General is appropriately identified as the accounting acquirer. Please note we have reordered the first and second bullet from above for clarity in our response.

●

We note that Berkshire Hathaway, a holder of 17% of Media General’s outstanding shares of Class A Common Stock is expected to receive non-voting shares in the transaction. Please tell us the extent to which you identified shareholders or shareholder groups that are expected to elect to receive non-voting shares. Please clarify why a shareholder would elect to receive non-voting shares and if there are shareholder circumstances which would decrease the probability of those shareholders electing to convert to voting shares. Finally, tell us whether or not these qualitative factors were considered in your analysis of relative voting rights to determine the accounting acquirer under ASC 805-10-55-12(a).

Response:

Following the close of the transaction, Berkshire Hathaway’s 17% ownership is expected to be split into 4.99% of voting shares and 0.4% non-voting shares. Their sole motivation for this action is to stay below the Federal Communications Commission (the “FCC”) 5% attribution rules. Berkshire Hathaway has newspaper holdings and might otherwise encounter newspaper/broadcast cross-ownership issues if its voting ownership in the new combined company exceeds 5%. Because the sum total of expressed interest in non-voting shares was approximately 0.4%, Media General considered that fact but did not alter its previous analysis for this immaterial amount. However, this comment prompted us to explore if any other shareholders would have any interest in non-voting stock. Although several have explored the possibility, only one other shareholder has indicated a present intent to take non-voting shares to avoid the same FCC attribution criteria. This will be modeled below.

●

You indicate in your response that the relative voting rights of the combined entity after the business combination is not determinative because [a] the share ownership is driven almost entirely by Media General’s level of debt and [b] a significant percentage of the combined shares that will be issued to Young shareholders will be resold to the public in a relatively short period of time after the closing of the transaction. Please explain why these factors are relevant to your analysis of the relative voting rights to determine the accounting acquirer under ASC 805-10-55-12(a).

Fried, Frank, Harris, Shriver & Jacobson LLP

September 6, 2013

Response:

Under APB Opinion 16, the entity whose former shareholder group either retains or receives the larger portion of the voting rights of the combined entity was presumed to be the acquirer. When APB Opinion 16 was amended by FASB Statement 141, this presumption was removed such that the relative voting rights is one of many factors to be considered. Due to the facts and circumstances present in the Media General and Young merger, we believed evaluating the relative voting interests as a factor required additional consideration for the reasons we cited and repeated in the comment. We offer the following additional information and analysis related to our evaluation of the relative voting rights factor.

Both Media General and Young held substantial debt entering 2009. Media General followed a path of renegotiating its debt and paying higher interest. Young followed a path of bankruptcy resulting in the conversion of its debt holders into equity holders. In short, the bankruptcy of Young changed the manner in which it was capitalized relative to Media General which continued to have a higher debt capitalization. The different manner in which the two entities were capitalized influenced the relative shares issued upon the merger, but Media General considered whether it provided evidence that Young as an entity gained control of Media General.

Media General took into consideration that a significant stated motivation of Young to engage in the proposed transaction was a desire to provide liquidity to Young’s equity holders. As previously noted, these equity holders were originally debt holders who loaned money with the intention of being repaid in cash. They did not choose to invest in equity securities in the same way that Media General shareholders chose to invest in the equity of Media General. They were converted into equity holders by a bankruptcy court. Media General has no reason to believe that these established debt investors will change their business models and act as traditional equity investors.

In fact, this desire for liquidity was so important for the former debt holders that, at Young’s insistence, Media General agreed to file with the SEC (as promptly as practicable following the time that Media General’s Registration Statement on Form S-4 is declared effective) a shelf registration statement (See Section 2(a) of the Amended and Restated Registration Rights Agreement among Media General and the other parties thereto, filed as Exhibit 10.6 to the Registration Statement) on Form S-3 under which Young equity holders will be able to resell the shares they will receive in the transaction and, if requested by the Young equity holders, conduct underwritten secondary offerings to facilitate the resale of those shares. In that connection, Young has informed Media General that it expects Young equity holders to request that Media General conduct an underwritten secondary offering shortly after closing and that a significant number of their shares will be resold to the public in that offering. Under the terms of the registration rights agreement, this obligation to facilitate secondary offerings can recur every 6 months at the request of the former Young equity holders.

Fried, Frank, Harris, Shriver & Jacobson LLP

September 6, 2013

Let us consider how the share split would look in a hypothetical example whereby $200 million (20 million shares at $10/share) is sold through a secondary offering and which reflects the two Media General shareholders which have expressed an interest in non-voting shares.

	Media General	Young	Other	Total

Fully diluted shares	28,982	60,193	-	89,175
Split share	32.5%	67.5%		100.0%
Expressed interest in non-voting shares	(1,455)	-	-	(1,455)
Adjusted voting interests	27,527	60,193	-	87,720
Split share	31.4%	68.6%		100.0%
Secondary offering of 20 million shares	-	(20,000)	20,000	-
Adjusted interests	27,527	40,193	20,000	87,720
	31.4%	45.8%	22.8%	100.0%

As shown above, neither the former shareholders of Media General nor the former equity holders of Young would hold a majority of the outstanding shares of the combined company following the offering. The further question is whether this analysis is even relevant under GAAP. In analyzing the governing body factor under 805-55-10-12(c) both Media General and the SEC took into consideration the fact that the initial composition of the Board may change in a period subsequent to closing by operation of provisions contained in the articles of incorporation of the combined company that were negotiated in connection with the transaction. Media General considers this factor in the same light. The initial stock ownership percentage split – by operation of provisions contained in the registration rights agreement that were negotiated in connection of the transaction – will not be the final stock ownership split and the effect of those provisions must be considered. In fact, the changes occasioned by sale of securities by a secondary offering are anticipated to happen even earlier than changes to the composition of the governing body (expected in April 2014). If one were to disregard the relevance of this secondary offering, because it will not occur at the time of closing, then the same line of reasoning would lead one to conclude that former Media General directors control the Board of the combined company following closing (since at the time of closing 9 of the 14 directors will be former Media General directors). Media General believes that given the particular facts and circumstances of this transaction, it is appropriate to consider certain events provided for in the merger agreement and other transaction documents that were negotiated among the parties. These events include both the changes to the initial governing body and changes to the initial stock split.

Ultimately, Media General concluded that the factor in ASC 805-10-55-12(a) pointed to Young as the acquirer, but that was a single factor among all of the factors in ASC 805-10-55-11 through 15 and therefore not determinative.

●

You indicate in your response that the composition of the Media General Board of Directors after the business combination is viewed as neutral. Please expand your analysis to address the concentration of large minority shareholders after the business combination. Please also explain why an expectation of future resales of common shares of former Young shareholders is relevant to your analysis of the composition of the Board of Directors after the business combination to determine the accounting acquirer under ASC 805-10-55-12(c).

Response:

ASC 805-10-55-12(c) reads in part, “the acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.” In our August 21st response, we did consider the presence of large minority shareholders as part of ASC 805-10-55-12(b) and considered that factor to be suggestive of Young as the accounting acquirer. Most specifically Standard General, which is Young’s largest shareholder, will initially be the largest (approximately 28%) shareholder of the new combined company. Media General also considered that Standard General has entered into a standstill agreement whereby it would be precluded from owning more than 40% of the new combined entity’s voting shares. Standard General is expected to remain a significant shareholder following closing, but will not have the power to elect, appoint or remove a majority of the board of directors. The power to nominate a majority is not sufficient to satisfy the condition in ASC 805-10-55-12(b).

Fried, Frank, Harris, Shriver & Jacobson LLP

September 6, 2013

The position of Standard General is in contrast with other Young equity holders with significant interests. Many of those have expressed interest in selling their shares in a secondary offering that Media General is required to facilitate shortly after closing. As they were originally lenders to Young and received shares in bankruptcy, as discussed earlier, they are actively seeking a liquidity event. No single former Young equity holder or Media General shareholder will have enough votes to control the outcome of the election of the governing body. No collection of former Young or Media General shareholders will have the voting power to elect the governing body as illustrated in the table above. Following the secondary offering which is expected to precede the next governing body election, the new holders of these shares, who will be investors in the new combined entity not the former Young equity holders, will have the deciding votes (in combination with either former shareholder group) “to elect or appoint or to remove a majority of the members of the governing body of the combined entity.” It is for this very reason that these subsequent sales are relevant to the analysis and why this factor was considered to be neutral.

Media General also considered the nature of its largest shareholder (approximately 11% of the combined company post closing) who has owned stock in the Company since the 1980s and has expressed no interest in exiting the stock.

●

We note your conclusion that the relative size of Media General as compared to Young suggests that Media General is the accounting acquirer. You indicate that Media General had a higher level of debt prior to the transaction than Young. Please expand your analysis to also address the financing of each entity in your analysis of the relative size factor.

Response:

As noted in response to the first bullet above, Media General’s discussion of the debt of the two entities was to illustrate the nature of the two shareholder bases. Media General was not suggesting that GAAP gives specific weight to the debt levels. Prior to the close of the transaction, Media General is financed through approximately 28 million shares of stock in two classes and certain options outstanding and has two main elements to its debt, Senior Notes and a term loan, each with about $300 million outstanding. Prior to the close, Young has approximately 65 thousand shares and approximately 17 thousand warrants outstanding along with $156 million in long-term debt, $32 million of which comes from consolidation of its VIEs. Assuming a market price of the Media General common stock of $10 per share, the total capitalization (debt and equity) of Media General is approximately $900 million and the total capitalization of Young would be approximately $750 million. Similar to the comparison of assets, revenues and employees, the comparison of debt levels and capitalization indicates that Media General is relatively larger than Young. Therefore the factor in ASC 805-10-55-13 favors Media General as the acquirer.

Fried, Frank, Harris, Shriver & Jacobson LLP

September 6, 2013

Note that Media General and Young have arranged delayed draw term loan facilities which will refinance the entire company after the merger. These facilities are committed and in place and were included in the Form 8-K filed on August 5, 2013.

Management also considered publicly available information about other business combinations in which a party obtained a majority of voting interest but was not determined to be the accounting acquirer. In particular, management examined the Forms S-4 of Triarc Companies, Inc. associated with the merger with Wendy’s International, Inc. (an 81% to 19% split) and Thermo Electron Corporation associated with the merger with Fisher Scientific International Inc. (a 66.7% to 33.3% split). In those cases, the accounting acquirer did not receive a majority of the voting interest but the analysis of all of the factors within ASC 805-10-55 -11 through -15 were compelling and the conclusion was that the stock ownership percentage is not determinative.

The determination of the accounting acquirer is fundamental to the financial statements. Investors in the combined company will seek information as a basis for future investment decisions. The accounting acquirer will be the entity whose financial statements will be included in future Forms 10-K for the periods prior to the business combination. Management considered whether including the 18-station history of Media General or the 13-station history of Young, a company that went through bankruptcy, would be the most useful information. In addition to the majority of the factors in ASC 805-10-55 that suggest that Media General is the accounting acquirer, fundamental financial statement analysis is facilitated by the inclusion, as the acquirer, of the larger entity with the management team that is continuing. Media General has discussed the foregoing with its local audit partner and with the National Office of Deloitte & Touche LLP. Deloitte & Touche LLP concurs with the analysis above and with the conclusion that Media General is the accounting acquirer.

Material U.S. Federal Income Tax Consequences, page 96

9.

Please file as an exhibit an opinion supporting the tax matters and consequences to the Media General Class and Class B common stockholders described in the prospectus. Revise your disclosure to reflect the receipt of such an opinion. While we note that you filed a tax opinion as Exhibit 8.1, the opinion does not address and opine upon each material tax consequence discussed in the disclosure. Please refer to Staff Legal Bulletin No. 9, including the use of short-form and long-form opinions in Section III.B., and revise the tax disclosure and tax opinion accordingly.

Response:

The tax disclosure (see pages 97-98) and the opinion filed as Exhibit 8.1 have been revised consistent with the Staff’s comment and Staff Legal Bulletin No. 19. The revised tax disclosure states that it is the opinion of Fried Frank, and the revised opinion filed as Exhibit 8.1, a “short-form opinion,” confirms this.

Fried, Frank, Harris, Shriver & Jacobson LLP

September 6, 2013

Unaudited Pro Forma Condensed Combined Financial Information, page 124

10.

We note your response to comment 21. In estimating the useful life of network affiliation agreements, tell us how you considered your ability to renew your network affiliation agreements without incurring significant costs. In this regard, tell us your consideration to recent industry developments with respect to major networks’ demand for an increasing share of retransmission fees as a condition for renewals of affiliation agreements, the level of flat fees or retransmission fees that you are required to pay in relation to the carrying amount of the network affiliation agreements, the general willingness of distributors to continue paying higher fees, and willingness of consumers as well to pay such fees passed on to them for in the form of higher cable and satellite fees. Refer to ASC 350-30-35-3(d).

Response:

Media General has filed a letter responding to the Staff’s comment letter, dated August 30, 2013, with respect to Media General’s Form 10-K for the fiscal year ended December 31, 2012 (the “10-K Comment Letter”).  This letter addresses the same issues raised above.  Media General has considered whether the nature of Young’s network affiliation agreements are substantially different than Media General’s and that renewals would be either harder to obtain or have up front costs for renewal.  Media General has concluded that they are not and do not.  As such, Media General believes that the 15-year life used in the pro forma financial statements remains appropriate.

Young Management's Discussion and Analysis…page 141

Overview of Young’s Business, page 142

11.	We note your response to comment 23 and revised disclosure. Please highlight the importance of retransmission revenues to your revenue growth on page 142.

Response:

The disclosure appearing on page 142 of Amendment No. 2 has been revised in response to the Staff’s comment.

Fried, Frank, Harris, Shriver & Jacobson LLP

September 6, 2013

If you have any questions with respect to the foregoing, please do not hesitate to call me at (212) 859-8763 or John Sorkin at (212) 859-8980.

Sincerely,

/s/ Philip Richter

Philip Richter

cc:       Via E-mail

Andrew Carington (Media General)

Timothy Mulvaney (Media General)

Chris Eisenhardt (Young)

Gail Steiner (Young)

Jonathan Levitsky (Debevoise & Plimpton)

John Sorkin (Fried Frank)

Kathryn Jacobson (SEC)

Ivette Leon (SEC)

Ajay Koduri (SEC)